UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

____________________

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Press release dated May 5, 2016 titled Grupo Financiero Santander México Announces that its subsidiary, Banco Santander (México), S.A. has been designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: May 5, 2016

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES THAT ITS SUBSIDIARY, BANCO SANTANDER (MÉXICO), S.A. HAS BEEN DESIGNATED A LEVEL III DOMESTIC SYSTEMICALLY IMPORTANT FINANCIAL INSTITUTION BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION

Mexico City, Mexico, May 5, 2016 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or the “Group”) one of the leading financial groups in Mexico announced that its subsidiary, Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México (“Banco Santander México” or the “Bank”) has been designated a Level III - Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (“CNBV”).

This designation requires that Banco Santander México maintain a capital buffer of 1.20%, in addition to a regulatory capitalization ratio of 10.5%. This capital buffer can be built progressively over a maximum periof of four years, and the Bank’s minimum capitalization ratio should amount to 11.7% by the end of 2019.

While the CNBV allows for the progressive fulfillment of the capital buffer requirement, Banco Santander México reported a capitalization ratio of 15.4% as of March 31, 2016, thus already complying with this new regulatory requirement.

About Grupo Financiero Santander México

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2016, Santander México had total assets of Ps.1,233 billion under Mexican Banking GAAP and more than 12 million customers. Headquartered in Mexico City, the Company operates 1,079 branches and 307 offices nationwide and has a total of 17,203 employees.

Investor Relations Contacts

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Gerardo Freire Alvarado – Executive Director of Investor Relations

+ 52 (55) 5269-1827 / + 52 (55) 5269-1828

gfreire@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include, without limitation, statements about Banco Santander (México) subsidiary of Grupo Financiero Santander México’s intent, belief, targets or current expectations concerning our future business development and performance and the expected synergies from the acquisition of the consumer loan portfolio from Scotiabank Mexico. While these forward-looking statements represent our judgment and current expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. Information relating to risks, uncertainties and other factors that affect our business are included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. The risks and uncertainties included in our filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward looking statements, except as required by applicable law.

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